[15104]                            FORM 11-K
             FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS
               AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE
                         SECURITIES EXCHANGE ACT OF 1934




(Mark One)

[X] ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [FEE REQUIRED]

For the fiscal year ended           December 31, 1996
                          ------------------------------------------------------

[ ] TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 [NO FEE REQUIRED]

For the transition period from _______________________ to ______________________
Commission file number _______________________________

  A. Full title of the plan and the address of the plan, if different from that of the issuer named below:
         Thrift Incentive Plan

  B. Name of issuer of the securities hold pursuant to the plan and the address of its principal executive office:
         Filene's Basement Corp. Stock Fund

[15106]  40 Walnut Street      REQUIRED INFORMATION
[15108]  Wellesley, MA 02181

  The following financial statements shall be furnished for the plan:

  1. An audited statement of financial condition as of the end of the latest two fiscal years of the plan (or such lesser period as the plan has been in existence).

  2. An audited statement of income and changes in plan equity for each of the lastest three fiscal years of the plan (or such lesser period as the plan has been in existence).

  3. The statements required by Item 1 and 2 shall be prepared in accordance with the applicable provisions of Article 6A of Regulation S-X.

  4. In lieu of the requirements of Items 1-3 above, plans subject to ERISA may file plan financial statements and schedules prepared in accordance with the financial reporting requirements of ERISA. To the extent required by ERISA, the plan financial statements shall be examined by an independent accountant except that the "limited scope exemption" contained in Section 103(a)(3)(C) of ERISA shall not be available.

[15110]

  Note: A written consent of the accountant is required with respect to the plan annual financial statements which have been incorporated by reference in a registration statement on Form S-8 under the Securities Act of 1933. The consent should be filed as an exhibit to this annual report. Such consent shall be currently dated and manually signed.

[15112]                          SIGNATURES

  The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the trustee (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

                                          --------------------------------------
                                                      (Name of Plan)


Date
     -----------------------------        --------------------------------------
                                                        (Singture)*


* Print name and title of the signing official under the signature.

                             FILENE'S BASEMENT, INC.
                              THRIFT INCENTIVE PLAN

                 FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULES
                        AS OF DECEMBER 31, 1996 AND 1995
                         TOGETHER WITH AUDITORS' REPORT

                             FILENE'S BASEMENT, INC.
                              THRIFT INCENTIVE PLAN

                                      INDEX



                                                                           PAGE

REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS                                       1

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS AS OF
DECEMBER 31, 1996 AND 1995                                                     2

STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS, WITH FUND
INFORMATION, FOR THE YEARS ENDED DECEMBER 31, 1996 AND 1995                    3

NOTES TO FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULES                     4-9

SCHEDULE I--ITEM 27a--SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
AS OF DECEMBER 31, 1996                                                       10

SCHEDULE II--ITEM 27d--SCHEDULE OF REPORTABLE TRANSACTIONS FOR THE
YEAR ENDED DECEMBER 31, 1996                                               11-12

                    REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS



To the Retirement Plan Committee of the
Filene's Basement, Inc. Thrift Incentive Plan:

We have audited the accompanying statement of net assets available for benefits of the Filene's Basement, Inc. Thrift Incentive Plan (the Plan) as of December 31, 1996, and the related statement of changes in net assets available for benefits, with fund information, for the year then ended. These financial statements and the schedules referred to below are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements and schedules based on our audit.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 1996, and the changes in its net assets available for benefits for the year ended December 31, 1996, in conformity with generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets held for investment purposes as of December 31, 1996 and schedule of reportable transactions for the year then ended are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The Fund Information in the statements of net assets available for benefits and the statement of changes in net assets available for benefits is presented for purposes of additional analysis rather than to present the net assets available for benefits and changes in net assets available for benefits of each fund. The supplemental schedules and Fund Information have been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, are fairly stated, in all material respects in relation to the basic financial statements taken as a whole.





Boston, Massachusetts
June 13, 1997

                             FILENE'S BASEMENT, INC.
                              THRIFT INCENTIVE PLAN

                 STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
                        AS OF DECEMBER 31, 1996 AND 1995



                                                        1996         1995
INVESTMENTS, AT FAIR VALUE:
   Galaxy Money Market Trust                        $         -  $ 4,477,495
   Galaxy Corporate Bond Fund                                 -    1,468,472
   Galaxy Short Term Bond Fund                                -    1,306,148
   Galaxy Growth & Income Fund                                -    3,155,552
   CMA Money Fund                                        26,015            -
   Merrill Lynch RP Trust                             2,052,879            -
   Merrill Lynch Capital Fund                         2,744,407            -
   Putnam Growth & Income Fund                        2,875,148            -
   AIM Value Fund                                     2,463,692            -
   John Hancock Special Equities Fund Class A         1,764,195            -
   Filene's Basement Corp. Stock Fund                   127,578       65,326
                                                    -----------  -----------

         Total investments                           12,053,914   10,472,993
                                                    -----------  -----------

RECEIVABLES:
   Contributions receivable-
     Employer                                           250,490      166,522
     Employee                                            62,178       36,695
                                                    -----------  -----------

         Total receivables                              312,668      203,217
                                                    -----------  -----------

OTHER ASSETS:
   Accrued income                                           357       32,577
                                                    -----------  -----------

         Total other assets                                 357       32,577
                                                    -----------  -----------

LIABILITIES:
   Excess employee contributions payable                101,927       90,259
   Investment management fees payable                         -        6,482
                                                    -----------  -----------

         Total liabilities                              101,927       96,741
                                                    -----------  -----------

NET ASSETS AVAILABLE FOR BENEFITS                   $12,265,012  $10,612,046
                                                    ===========  ===========


   The accompanying notes are an integral part of these financial statements.

                             FILENE'S BASEMENT, INC.
                              THRIFT INCENTIVE PLAN

                 STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS, WITH FUND INFORMATION,
                                   FOR THE YEARS ENDED DECEMBER 31, 1996 AND 1995



                          -----------------------------------------Fund Information--------------------------------------------

                             GALAXY                                GALAXY                                 MERRILL      PUTNAM
                             MONEY       GALAXY       GALAXY      GROWTH &        CMA        MERRILL       LYNCH      GROWTH &
                             MARKET     CORPORATE   SHORT TERM     INCOME        MONEY      LYNCH RP      CAPITAL      INCOME
                             TRUST      BOND FUND    BOND FUND      FUND          FUND        TRUST        FUND         FUND

ADDITIONS (DEDUCTIONS)
  Employee contributions  $   229,045  $        -  $         -  $         -   $ 1,110,517  $         -  $         -  $         -
  Employer contributions            -           -            -            -             -            -            -            -
  Transfers between
     funds                 (4,706,183)  (1,440,675) (1,318,390)  (3,313,547)     (421,751)   2,018,550    2,609,387    2,567,652
  Rollovers                     3,650           -            -            -        20,589            -            -            -
  Participant
     withdrawals              (62,488)    (46,680)     (15,275)    (116,905)     (935,415)           -            -            -
  Return of excess
     contributions            (63,137)     15,798       10,446       35,677             -            -            -            -
  Investment management
  fees                         (5,732)     (1,968)      (1,655)      (3,869)       (4,067)           -            -            -
                          -----------  ----------  -----------  -----------   -----------  -----------  -----------  -----------

         Total
         additions
         (deductions)      (4,604,845)  (1,473,525) (1,324,874)  (3,398,644)     (230,127)   2,018,550    2,609,387    2,567,652

INTEREST AND DIVIDEND
INCOME                         61,727      26,310       20,528       23,234       238,232       34,329      117,546      198,710

NET REALIZED AND
UNREALIZED APPRECIATION
(DEPRECIATION) OF
INVESTMENTS                         -     (43,224)     (20,518)     191,320        17,910            -       17,474      108,786
                          -----------  ----------  -----------  -----------   -----------  -----------  -----------  -----------

NET INCREASE IN NET
ASSETS                     (4,543,118)  (1,490,439) (1,324,864)  (3,184,090)       26,015    2,052,879    2,744,407    2,875,148

BALANCE, BEGINNING OF
YEAR                        4,543,118   1,490,439    1,324,864    3,184,090             -            -            -            -
                          -----------  ----------  -----------  -----------   -----------  -----------  -----------  -----------

BALANCE, END OF YEAR      $         -  $        -  $         -  $         -   $    26,015  $ 2,052,879  $ 2,744,407  $ 2,875,148
                          ===========  ==========  ===========  ===========   ===========  ===========  ===========  ===========



                          ----------Fund Information-----------
                                          JOHN
                                         HANCOCK
                                         SPECIAL      FILENE'S
                                        EQUITIES      BASEMENT                               EXCESS
                           AIM VALUE   FUND CLASS       CORP.   CONTRIBUTIONS   ACCRUED   CONTRIBUTIONS             TOTAL
                             FUND          A         STOCK FUND   RECEIVABLE     INCOME      PAYABLE         1996           1995

ADDITIONS (DEDUCTIONS)
  Employee contributions  $         -  $         -   $        -  $    62,178     $    -    $         -   $  1,401,740  $  1,216,222
  Employer contributions            -            -            -      250,490          -              -        250,490       166,522
  Transfers between
  funds                     2,193,748    1,768,404       42,805            -          -              -              -             -
  Rollovers                         -            -            -            -          -              -         24,239             -
  Participant
     withdrawals                    -            -       (4,181)           -          -              -     (1,180,944)   (1,186,388)
  Return of excess
     contributions                  -            -        1,216            -          -       (101,927)      (101,927)      (90,259)
  Investment management
  fees                              -            -         (194)           -          -              -        (17,485)      (23,320)
                          -----------  -----------   ----------  -----------   --------    -----------   ------------  ------------

         Total
         additions
         (deductions)       2,193,748    1,768,404       39,646      312,668          -       (101,927)       376,113        82,777

INTEREST AND DIVIDEND
INCOME                        119,079          156           90            -        357              -        840,298       694,477

NET REALIZED AND
UNREALIZED APPRECIATION
(DEPRECIATION) OF
INVESTMENTS                   150,865       (4,365)      18,307            -          -              -        436,555       533,349
                          -----------  -----------   ----------  -----------   --------    -----------   ------------  ------------

NET INCREASE IN NET
ASSETS                      2,463,692    1,764,195       58,043      312,668        357       (101,927)     1,652,966     1,310,603

BALANCE, BEGINNING OF
YEAR                                -            -       69,535            -          -              -     10,612,046     9,301,443
                          -----------  -----------   ----------  -----------   --------    -----------   ------------  ------------

BALANCE, END OF YEAR      $ 2,463,692  $ 1,764,195   $  127,578  $   312,668     $  357    $  (101,927)  $ 12,265,012  $ 10,612,046
                          ===========  ===========   ==========  ===========     ======    ===========   ============  ============




   The accompanying notes are an integral part of these financial statements.

                             FILENE'S BASEMENT, INC.
                              THRIFT INCENTIVE PLAN

            NOTES TO FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULES
                                DECEMBER 31, 1996




(1)    PLAN DESCRIPTION

       The following description of the Filene's Basement, Inc. Thrift Incentive Plan (the Plan) provides only general information. Refer to the Plan document or the summary Plan description for more complete information. The Plan was established on August 1, 1988 and is a defined-contribution plan, qualified under Section 401(k) of the Internal Revenue Code (IRC), covering substantially all employees of Filene's Basement, Inc. (the Company). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

       Eligibility

       Each employee may participate in the Plan the first day of the calendar quarter after completing 1,000 hours of service in a twelve consecutive month period.

       Employee Contributions

       Participants may elect to make contributions between 1% and 10%, in whole percentages, of their compensation, on either a pretax or after-tax basis, subject to Internal Revenue Service limitations. All participant contributions are 100% vested when made. Participants are permitted to increase or decrease their salary-deferral percentage at the beginning of each calendar quarter, may reallocate their investments between funds at the beginning of each calendar quarter and may choose to terminate contributions at any time.

       Employer Contributions

       The Company contributes to the Plan an amount equal to 20% to 40%, as determined each year at the discretion of the Company, of the first 5% contributed by participants who are employees on the last day of the Plan year (December 31). For the Plan year ended December 31, 1996, the contribution percentage was 25%.

                             FILENE'S BASEMENT, INC.
                              THRIFT INCENTIVE PLAN

            NOTES TO FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULES
                                DECEMBER 31, 1996

                                   (Continued)


(1)    PLAN DESCRIPTION (Continued)

       Vesting

       Participants are fully vested in their contributions and the earnings thereon. Vesting in employer matching contributions is based on years of continuous service as detailed in the following schedule:

         COMPLETED YEARS OF CREDITED SERVICE          PERCENTAGE VESTED

         Less than 1                                           0%
         At least 1 but less than 2                           33%
         At least 2 but less than 3                           66%
         3 and over                                          100%

       Upon termination from the Plan, a participant's nonvested employer contributions are forfeited and used to reduce subsequent employer contributions.

       Upon the death, disability or retirement of a participant, he or she will be deemed 100% vested in Company contributions and related earnings regardless of actual service.

       Benefits

       Benefits are recorded when paid. Benefits provided by the Plan are paid from net assets available for benefits. A Plan participant is entitled to his contributions and related income and his vested portion of the Company's contributions and related income at the time of termination. The Plan disburses benefits to participants upon retirement, termination or disability, or to a participant's beneficiary upon death in a lump-sum amount equal to the net value of the participant's account or in a single payment of whole shares of employer stock for the portion of the participant's account invested in the Employer Stock Fund. Participants who joined the Plan prior to January 1, 1995 may elect to receive their benefits in the form of either a single life annuity, a single life annuity over ten years, a joint and survivor annuity or a monthly annuity. Participants with an account balance of $3,500 or less receive a lump-sum distribution. Participants may be entitled to a hardship withdrawal of their benefits if they qualify under the criteria established by the Plan.

                             FILENE'S BASEMENT, INC.
                              THRIFT INCENTIVE PLAN

            NOTES TO FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULES
                                DECEMBER 31, 1996

                                   (Continued)


(2)    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

       Basis of Presentation

       These financial statements are presented in accordance with the accrual method of accounting. Purchases and sales of investments are reflected on a trade date basis.

       Investments

       Investments are stated at fair value as determined by the trustee of the Plan, Merrill Lynch Trust Company of America. Gains and losses on sales of investments are based on the specific cost of the investments sold. The Plan presents in the statement of changes in net assets the net appreciation (depreciation) in the fair value of its investments, which consists of the realized gains or losses and the unrealized appreciation (depreciation) on those investments. Investment income is recorded in the year it is earned. Plan expenses are recognized as incurred.

       Use of Estimates

       The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements. Actual results could differ from those estimates.

(3)    PLAN INVESTMENTS AND TRUSTEE CHANGE

       As of February 1, 1996, there was a change in the Plan's trustee from Fleet Bank, N.A. to Merrill Lynch Trust Company of America. In connection with this change, investment choices for Plan participants were expanded from five to seven.

       At the date of transfer, all participant balances were transferred to the CMA Money Market Fund. Realized gains and losses upon transfer are included in 1996 net investment income. Listed below are the current seven fund types and their strategies.

                        FUND TYPE                        STRATEGY

                  CMA Money Fund           Seeks current income, preservation of
                                           capital and liquidity from money
                                           market instruments.

                  Merrill Lynch RP Trust   Seeks current income
                                           and preservation of capital through
                                           investment in highly rated
                                           asset-backed securities.

                             FILENE'S BASEMENT, INC.
                              THRIFT INCENTIVE PLAN

            NOTES TO FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULES
                                DECEMBER 31, 1996

                                   (Continued)


(3)    PLAN INVESTMENTS AND TRUSTEE CHANGE (Continued)

                     FUND TYPE                         STRATEGY

            Merrill Lynch Capital Fund     Seeks the highest investment return
                                           by allocating its assets among
                                           equity, debt and convertible
                                           securities.

            Putnam Growth & Income Fund    Seeks capital growth and current
                                           income primarily through large cap
                                           common stocks.

            AIM Value Fund                 Seeks growth of capital by investing
                                           in common stocks undervalued relative
                                           to the overall market.

            John Hancock Special           Seeks long-term capital appreciation
            Equities Fund Class A          through investments  in common
                                           stocks.

            Filene's Basement Corp.        Seeks to increase employee ownership
            Stock Fund                     in the Company through investment in
                                           its common stock.

(4)    TAX STATUS

       The Plan obtained its latest determination letter on October 25, 1995, in which the Internal Revenue Service stated that the Plan was in compliance with the applicable design requirements of the IRC. The Plan administrator and the Plan's legal counsel believe that the Plan is designed and currently being operated in compliance with the applicable requirements of the IRC.

(5)    INVESTMENT MANAGEMENT FEES AND ADMINISTRATIVE EXPENSES

       Investment management fees are paid by the Plan. Administrative expenses are paid by the Company.

(6)    PLAN TERMINATION

       Although the Company has not expressed any intent to do so, it has the right under the Plan to terminate the Plan, subject to the provisions set forth in the Employee Retirement Income Security Act of 1974 (ERISA). Upon termination, all participants become 100% vested in their entire account balance.

                             FILENE'S BASEMENT, INC.
                              THRIFT INCENTIVE PLAN

            NOTES TO FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULES
                                DECEMBER 31, 1996

                                   (Continued)


(7)    INVESTMENTS IN EXCESS OF FIVE PERCENT OF PLAN ASSETS

       The fair value of individual investments representing 5% or more of the Plan's net assets at December 31, 1996 and 1995 are as follows:

                                                                       1996          1995

               Galaxy Money Market Trust                            $        -    $4,477,495
               Galaxy Corporate Bond Fund                                    -     1,468,472
               Galaxy Short Term Bond Fund                                   -     1,306,148
               Galaxy Growth & Income Fund                                   -     3,155,552
               AIM Value Fund                                        2,463,692             -
               John Hancock Special Equities Fund Class A            1,764,195             -
               Merrill Lynch Capital Fund                            2,744,407             -
               Putnam Growth & Income Fund                           2,875,148             -
               Merrill Lynch RP Trust                                2,052,879             -

(8)    RECONCILIATION OF FINANCIAL STATEMENT TO FORM 5500

       The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500 at December 31, 1996:

                 Net assets available for benefits per the financial
                   statements                                                 $12,265,012

                 Amounts allocated to withdrawing participants                    252,984
                                                                              -----------

                 Net assets available for benefits per the Form 5500          $12,012,028
                                                                              ===========

       The following is a reconciliation of benefits paid to participants per the financial statements to the Form 5500 for the year ended December 31, 1996:

                 Benefits paid to participants per the financial statements
                                                                              $1,180,944

                 Add--Amounts allocated to withdrawing participants at
                   December 31, 1996                                             252,984
                                                                              ----------

                 Benefits paid to participants per the Form 5500              $1,433,928
                                                                              ==========

                             FILENE'S BASEMENT, INC.
                              THRIFT INCENTIVE PLAN

            NOTES TO FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULES
                                DECEMBER 31, 1996

                                   (Continued)


(9)    LIABILITIES

       Amounts contributed to the Plan from highly compensated employees in excess of the IRS-approved limit were $101,927 in 1996 and $90,259 in 1995. All such amounts were refunded to the participants within the time allowed by the IRS.

                                                                      SCHEDULE I
                                                                   PLAN NO.: 002
                                                              E.I.N.: 04-3016731








                             FILENE'S BASEMENT, INC.
                              THRIFT INCENTIVE PLAN

                              ITEM 27a--SCHEDULE OF ASSETS HELD FOR INVESTMENT PURPOSES
                                               AS OF DECEMBER 31, 1996


                                                                   ENDING
                                                                  UNITS OF
            DESCRIPTION OF ASSETS                              PARTICIPATION        COST      FAIR VALUE

CMA(a) Money Fund                                                    26,009     $    26,009  $    26,009
Merrill Lynch(a) RP Trust                                         2,052,879       2,052,879    2,052,879
Merrill Lynch(a) Capital Fund                                        88,472       2,728,568    2,744,407
Putnam Growth & Income Fund                                         159,553       2,769,028    2,875,148
AIM Value Fund                                                       84,518       2,315,433    2,463,692
John Hancock Special Equities Fund Class A                           71,396       1,768,709    1,764,195
Filene's Basement Corp. Stock Fund(a)                                30,928         288,638      127,578
                                                                                -----------  -----------

                                                                                $11,949,264  $12,053,908
                                                                                ===========  ===========


(a) Represents a party-in-interest to the Plan.


  The accompanying notes are an integral part of these supplemental schedules.

                                                                     SCHEDULE II

                                                                   PLAN NO.: 002
                                                              E.I.N.: 04-3016731


                             FILENE'S BASEMENT, INC.
                              THRIFT INCENTIVE PLAN

                                    ITEM 27d--SCHEDULE OF REPORTABLE TRANSACTIONS
                                        FOR THE YEAR ENDED DECEMBER 31, 1996



    NUMBER OF                                                              PURCHASE        SELLING                        NET GAIN
  TRANSACTIONS               DESCRIPTION OF ASSETS                          PRICE           PRICE            COST          (LOSS)

                   Galaxy(a) Growth & Income Fund
        1            Purchased                                            $  101,400     $         -     $         -      $      -
        6            Sold                                                          -       3,401,643       3,210,323       191,320

                   Galaxy(a) Corporate Bond Fund
        1            Purchased                                                73,300               -               -             -
        6            Sold                                                          -       1,491,602       1,534,826       (43,224)

                   Galaxy(a) Short Term Bond Fund
        1            Purchased                                                 7,800               -               -             -
        1            Sold                                                          -       1,290,187       1,310,705       (20,518)

                   Galaxy(a) Money Market Trust
       22            Purchased                                             6,696,946               -               -             -
       24            Sold                                                          -      11,231,296      11,231,296             -

                   AIM Value Fund
       26            Purchased                                             2,999,092               -               -             -
       15            Sold                                                          -         692,164         683,659         8,504

                   John Hancock Special Equities Fund Class A
       22            Purchased                                             1,848,601               -               -             -
       10            Sold                                                          -          79,619          79,892          (273)

                                                                     SCHEDULE II

                                                                   PLAN NO.: 002
                                                              E.I.N.: 04-3016731


                             FILENE'S BASEMENT, INC.
                              THRIFT INCENTIVE PLAN

                                    ITEM 27d--SCHEDULE OF REPORTABLE TRANSACTIONS
                                        FOR THE YEAR ENDED DECEMBER 31, 1996

                                                     (Continued)





    NUMBER OF                                                             PURCHASE         SELLING                        NET GAIN
  TRANSACTIONS               DESCRIPTION OF ASSETS                         PRICE            PRICE            COST          (LOSS)

                   Merrill Lynch(a) RP Trust
      202            Purchased                                           $ 2,888,307     $         -     $         -      $     -
       18            Sold                                                          -         835,428         835,428            -

                   Merrill Lynch(a) Capital Fund
       27            Purchased                                             2,991,990               -               -            -
       14            Sold                                                          -         261,535         263,421       (1,886)

                   Putnam Growth & Income Fund
       27            Purchased                                             4,921,479               -               -            -
       13            Sold                                                          -       2,158,145       2,152,450        5,695

                   CMA(a) Money Fund
      132            Purchased                                            11,584,414               -               -            -
       94            Sold                                                          -      11,558,405      11,558,405            -

(a) Represents a party-in-interest to the Plan.


  The accompanying notes are an integral part of these supplemental schedules.

                              ARTHUR ANDERSEN LLP



                   CONSENT OF INDEPENDENT PUBLIC ACCOUNTANTS


As independent public accountants, we hereby consent to the incorporation by reference of our report, dated June 13, 1997, included in Filene's Basement Inc.'s Employee Thrift Incentive Plan Annual Report on Form 11-K for the year ended December 31, 1996 into the Company's previously filed Registration Statements on Form S-8 (File No. 33-40667), Form S-8 (File No. 33-40668), and Form S-8 (File No. 33-40669).



                                                ARTHUR ANDERSEN


Boston, Massachusetts
June 30, 1997